UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑K

For the fiscal year ended December 31, 2023

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, Inc.
(Exact name of registrant as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001

3,279,183 common shares issued and outstanding as of filing date.

FORM 1-K ANNUAL REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-32-AGENT

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Annual Report on Form 1-K constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sale;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing or quotation, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Annual Report on Form 1-K, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Annual Report on Form 1-K are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Annual Report on Form 1-K or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Annual Report on Form 1-K.

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ITEM 1 DESCRIPTION OF BUSINESS

This discussion should be read in conjunction with the other sections of this Annual Report on Form 1-K, including “Management’s discussion and analysis of financial condition and results of operations” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties described throughout this Annual Report on Form 1-K.

Overview

Andrew Arroyo Real Estate Inc. (the “Company”, “AARE”, or “We”) provides a variety of real estate brokerage services including sales, leasing, financing and property management. Our services assist our clients to buy, sell, finance, manage, and invest in residential and commercial properties as well as business opportunities. We were founded by Andrew Michael Arroyo. Mr. Arroyo started his career as a real estate appraiser’s assistant. By 1999, Mr. Arroyo held a California real estate sales license and a California real estate appraisal license and started making the transition from appraisals to sales. Mr. Arroyo upgraded his license to become a managing broker in 2001, and opened Andrew Arroyo Real Estate, Inc., a California corporation (“AARE-CA”). As noted herein, on July 31, 2021, AARE-CA merged with and into Andrew Arroyo Real Estate, Inc., a Delaware corporation (“AARE-DE” or “AARE”), with AARE-DE being the surviving entity. Since AARE-CA opened its doors as a one-agent company back in 2004, we have been through the boom times and the "bust times,” and just kept right on growing. Currently, we provide real estate brokerage, lending and property management services, including assisting clients to buy, sell, finance, manage, and invest in residential and commercial properties as well as business opportunities.  We have approximately three hundred members (agents, brokers, loan officers, managers, and staff) to help us keep everything running smoothly. We are a mission driven organization with clear values. With a successful track record of thousands of real estate sales, we are passionate about our mission of demonstrating Generous Capitalism® in the public markets by growing profits and increasing value for our shareholders while giving back to others in need and fulfilling God’s will through the business of real estate. Our vision is to bear fruit which is an investment principle that means to yield positive results. Our objective is to establish a global real estate corporation based on our Generous Capitalism® business model.

We believe the seven (7) competitive advantages that separate our company from competitors include:

•

Culture: Our culture is a reflection of a healthy organization with clear values that include faith, relationships, accountability, integrity, truth, honesty, trust, standards of excellence, clear communication, work-life balance, morals, ethics, loyalty, gratefulness, success and rewards. We are considered a safe harbor by our members for individuals of all walks of life during a period of history that is polarizing on the social, economic and political spectrum.

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•

Equity Compensation: We have a unique equity compensation plan that gives us the ability to recruit, retain, motivate and inspire our members. We believe we will be able to grow revenue with less capital investment required by using our stock for compensation. Providing our members with equity compensation is a unique differentiator from our peers. For real estate and loan brokerages firms, equity compensation is extremely rare, nearly non-existent in the real estate and loan origination industry. This gives our members ownership in the company and, as stakeholders, they have more incentive and motivation to grow the revenue and profits. This also reinforces our internal generosity practices within our Generous Capitalism® business model.

•

Multiple Revenue Streams: Residential, commercial, lending, business opportunities, syndication and property management services all under one umbrella. This provides multiple streams of income for our agents and loan officers as well as a complete "one-stop” real estate shop for our clients.

•

Generosity Based Business Model: Our culture is based on generosity and social responsibility during a generational change in workforce. We believe the next generation is demanding a new form of capitalism that illustrates healthy and sustainable business practices externally to the communities it serves in addition to creating jobs, profits and opportunities for its internal stakeholders. We have developed that exact business model and we call it "Generous Capitalism®”.

•

Growth Potential: We participate in a market that has experienced recent short-term challenges such as higher interest rates and low inventory, however, we expect the industry as a whole to experience significant long term growth throughout North America facilitated by a steady increase in new U.S. demand for housing/investments. Our diverse and complete offerings and the fact we can provide real estate and lending services in multiple segments of our market including residential, commercial, property management, business opportunities, and syndication, positions the Company to take full advantage of that growth. We have a growing sales network. We are licensed in 24 states and the District of Columbia. The Company is positioning to offer franchise opportunities in all 50 states in the U.S. and establish our sales network throughout North America that will be overseen by our team of managers and directors.

•

Experienced Executive Team: Our focused and experienced management team is dedicated to our operation and to implementing our business strategies. Each member of the executive team has been involved with the Company for several years and has been instrumental in developing our strategy. Our success strategy and execution that was implemented in California over the last 15 years in now being replicated in major markets throughout the U.S.

•

Intellectual Property: Our media properties coupled with the use of advanced technology leads to more market penetration and smoother operations as a company while the real estate industry as a whole transitions to the digital age. Our up-to-date media assets designed specifically for the real estate and lending market give us an edge over our competition. We believe the AARE media properties and brand name has a strong legacy dating from the launch of the California corporation in 2004, and we believe it has to this day retained a strong brand loyalty amongst clients, agents and loan officers. We are now licensed in 24 states in the U.S. and the District of Columbia and our media assets have been hand tailored to address our new digital age marketplace. Through our media properties, we have the ability to scale our communication and service offerings across the globe. We hold copyrights and trademarks that protect our intellectual property.

Alongside our competitive advantages, we believe it is our core values and beliefs that make our real estate, lending and property management services extraordinary. In addition, our management steadfastly believes that charitable giving and sharing are a vital component of a successful business. To that end, up to twenty percent (20%) of our gross profit on every transaction goes to charity (our gross income minus our cost of sales). Up to ten percent (10%) of our gross profit is donated in the form of cash contributions to charitable organizations. In addition to our cash contributions, our annual goal is to give up to an additional ten percent (10%) in the form of stock grants, client credits, and in-kind contributions to charitable organizations We believe that with success comes the responsibility to do what we can for those less fortunate. As a result, we give charitable contributions to faith-based and secular non-profit organizations that support a variety of social improvement projects. This includes missions and ministries with significant human impact that improve our local communities, the environment, and our social well-being while demonstrating a positive form of governance. We have no intention of deviating from this policy or reducing the amount we give to charity. The charitable giving policy has been written into our Bylaws. The amount of charitable giving could have a significant impact on our bottom line and affect shareholders’ earnings per share. Investors should not invest if they are not comfortable with our charitable contribution plans.

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Management

Information about our management can be found in “Directors, Executive Officers and Significant Employees.”

Employees

As of December 31, 2023, we had five (5) full time employees and approximately three hundred (300) real estate agents, loan officers and property managers who are independent contractors, and who, under the direction of our Chief Executive Officer (CEO) and Compliance Director, are assisting clients with buying, selling, and managing real estate properties throughout 24 states in the U.S. As of December 31, 2023, we had a team of approximately ten (10) independent contractors who perform administrative, support, marketing, public relations and advertising services.

As we expand our operations, we anticipate our needs will change, at which time we intend to add additional full-time employees, contractors and agencies in the areas of marketing, sales, technology, media and design.

Government & State Regulation

We are required to comply with state licensing laws and rules. The majority of these laws and rules relate to how we may broker real estate, market and/or sell properties. Real estate is regulated by each state’s Real Estate Commission, which is usually appointed by the governor. The regulator’s disciplinary authority is based upon violations of the state Real Estate Law and the Department or Commissioner’s Regulations. Violations of real estate law can result in a suspension or revocation of the license necessary to conduct business in that state. These violations statutorily have their basis in each State’s licensing and administrative laws, business and professions code, statute or chapters. There are laws in other jurisdictions worldwide in which we may broker real estate, market and/or sell properties and with which we will need to comply.

Competition

Competition in the real estate industry is significant. There are more than 1 million real estate agents nationwide and more than 100,000 real estate brokerage firms. While significant competition does exist, our management believes that our products and services are demographically well positioned, top quality and unique in nature, while offering greater value. The expertise of our management combined with training, culture and the innovative nature of our marketing approach set us apart from competitors. However, there is the possibility that new competitors could seize upon our business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than we are, which could give them a significant advantage over us. There is the possibility that the competitors could capture significant market share of our intended market.

Intellectual Property

We rely on a combination of trademarks and trade secrets to establish and protect our intellectual proprietary rights and may, in the future, file patents. Our intellectual property currently includes various U.S. trademarks and copyrights in the name of “Andrew Arroyo Real Estate Inc.” Our trademarks relate to our company logo, as well as the following names we use in broadcasting: “Top Dollar TV®”, “Real Cash Flow®”, “Real Estate Insight® and “Generous Capitalism®”.

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Litigation

The real estate business is known as a litigious industry, especially in certain states like California, which is one of the primary states where we conduct business. Buyers and sellers often bring claims against one another and usually attempt to name the real estate agents and brokers as parties in the claim or the suit seeking financial damages. As a result, we are regularly named in claims and litigation between buyers and sellers in the ordinary course of our business.  We do not believe most of these claims will amount to any material damages being paid by us and, therefore, we will not name them individually herein.  In determining whether liabilities should be recorded for pending litigation claims, we must assess the allegations and the likelihood that we will successfully defend the claim. When we believe it is probable that we will not prevail in a particular matter, we will then record an estimate of the amount of liability based, in part, on advice of outside legal counsel.

Currently, there are two outstanding claims. One claim is being arbitrated in San Diego, California, where a buyer desires for the sale to be rescinded and the seller to reclaim the home. The Company maintains a $1,000,000 errors and omission policy that covers the Company all the way back to June 9, 2009. In the event the Company incurs any financial liability from this claim, it will be covered under the errors and omissions policy up to $1,000,000, per occurrence. The second claim is in litigation and is not covered under the errors and omissions policy. The claim involves an associate of the Company who purchased a personal property in Utah in a for sale by owner (“FSBO”) transaction. The buyer and seller agreed to a second trust deed in the amount of $150,000. After the close of escrow, the Company received a complaint by the seller and was notified of the financing terms of the personal FSBO transaction. The seller claims the buyer (a Company associate) did not handle the transaction properly and initiated a litigation against the buyer and the Company seeking reimbursement for the $150,000. The Company was not a party to this personal FSBO transaction and has filed a motion with the court for dismissal from the case. The litigation is still in process.

Outside of the claims above, we are not involved in any other arbitration or litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Recent litigation and potential regulation could impact the real estate commissions earned by real estate agents. In October 2023, a federal jury in Kansas City, Missouri found the National Association of Realtors (NAR) and some of the largest real estate brokers in the country liable for colluding to inflate real estate commissions. The jury ordered the NAR and real estate franchises HomeServices of America and Keller Williams to pay $1.78 billion in damages to the sellers of more than 260,000 homes in Missouri, Kansas and Illinois — the plaintiffs in the case. The defendants have announced they plan to appeal the decision. The case is among several pending lawsuits in U.S. courts confronting "buyer-broker commissions," or the amount of commissions that people selling their homes must agree to pay in order for their home to be included on a "multiple listing service" showing properties for sale in regions around the country. Two other defendants, Re/Max and Anywhere Real Estate, recently resolved claims in similar cases in Illinois and Missouri federal courts. Anywhere Real Estate planned to pay $83.5 million, according to a post at National Association of Realtors. Re/Max said in a regulatory filing it would pay $55 million. Both settlements are pending court approval. When the lawsuit was originally filed in 2019 it included Anywhere Real Estate and Re/Max as defendants, but they agreed to scale back their relationship with the NAR and pay a total of approximately $139 million in damages as part of a settlement. The judge overseeing the case still has to issue a final judgement in the case, which could alter or even ban the cooperative compensation ruling nationally. Depending on the judgment, it could mean that home sellers will not be responsible for paying the commissions of both the listing and buying brokers. The Department of Justice (DOJ) has been actively involved in these litigations, settlements, and pursued their own investigations into a potential antitrust volitation of NAR and other related parties.

Changes in NAR’s current policies or federally mandated regulation by the DOJ could potentially reduce our commissions on residential transactions, which would constrain our growth and operational initiatives and could have a material adverse effect on our revenues, results of operations and product development efforts.

This lawsuit applies to residential real estate agent commissions and can potentially have significant impact on the current real estate brokerage operations of the Company. At this time, these lawsuits do not have any impact on the commercial real estate industry or the real estate investment industry. Therefore, in management’s opinion, these lawsuits will have no impact on the Company’s ability to fully develop its investment division and a real estate investment trust (REIT).

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ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 1-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 1-K, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Annual Report on Form 1-K. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). All references to “Common Shares” refer to the Common Shares of our authorized capital stock.

There is limited historical financial information about us upon which to base an evaluation of our performance. We have only generated revenues from our operations in California. We cannot guarantee we will be successful in our business operations nationwide or our expansion through California. Our business is subject to risks inherent in the establishment of a new business enterprise including the financial risks associated with the limited capital resources currently available to us for the implementation of our business strategies. To become profitable and competitive, we must develop the business plan and execute the plan. Our management will continue to attempt to secure financing through the issuance of our Common Stock once a proposed offering under Regulation A has been qualified. Our management reserves the right to consider various other means of financing including convertible debt and debt financing and investment from institutions and private individuals.

Since inception, the majority of our time has been spent refining our business plan and preparing for a primary financial offering.

Company Overview & Background

Andrew Arroyo Real Estate Inc. d/b/a AARE is an American real estate company committed to servicing clients with residential, commercial and property management services. AARE is an early growth stage company incorporated in the State of Delaware on June 18, 2020, as a for-profit corporation with a fiscal year end of December 31st. On July 31, 2021, we completed a merger transaction with Andrew Arroyo Real Estate, Inc., a California corporation (“AARE-CA”), in a transaction in which we were the surviving entity, and we assumed the assets, operations and liabilities of AARE-CA. We have a trademark for, use a d/b/a, and are known as “AARE.” AARE-CA was in business for over 17 years and had grown to become a well-respected real estate agency. As a result of the merger, we now have AARE-CA’s operations. As a result, the current and historical references to our business and operations herein relates to the combined business operations of AARE-CA and AARE-DE. The primary purpose of the merger was to re-incorporate the Company from California to Delaware as part of a plan to prepare for our nationwide expansion, capital fundraising and a public offering. We (AARE-DE) are licensed and registered in 24 states to conduct real estate services. AARE-CA was merged out of existence as a result of the merger. Our principal executive office is located at 12636 High Bluff Drive Suite 400, San Diego, CA 92130; our telephone number is 888-322-4368, our fax number is 858-720-1166 and our website address is www.aare.com.

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Results of Operations for Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Summary of Results of Operations

	Year Ended December 31,
	2023	2022
Revenue	$7,609,767	$8,044,306

Cost of Sales	$6,629,745	$6,798,887

Gross Profit	$980,022	$1,245,419

Operating expenses:

General and administrative	$1,630,392	$2,015,635
Total operating expenses	$1,630,392	$2,015,635

Operating loss	$(650,370)	$(770,216)

Other income (expense)
Total other income, net	$160,649	$73,128
Net loss before income tax	$(489,721)	$(697,088)
Income tax expense	$(5,486)	$(9,874)
Net loss	$(495,207)	$(706,962)

Gross Profit

Our gross profit decreased by $265,397 from $1,245,419 to $980,022 from the year ended December 31, 2022 compared to the year ended December 31, 2023. Our decrease in gross profit was largely due to less transaction volume primarily as a result of limited inventory and rising interest rates. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

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Operating Loss; Net Loss

Our net loss decreased by $211,755 from ($706,962) to ($495,207) from the year ended December 31, 2022 compared to the year ended December 31, 2023. Our operating loss decreased by $119,846 from ($770,216) to ($650,370) for the same periods. Our lower general and administrative expenses led to the decrease in our operating loss and net loss.

Revenue

Our revenue decreased by $434,539 from $8,044,306 to $7,609,767, from the year ended December 31, 2022 compared to the year ended December 31, 2023. Our decrease in revenue was largely due to lower transaction volume, largely a result of low inventory and rising interest rates. We expect our revenues will grow in periods when there is property price expansion and decrease in periods of recession.

Cost of Sales

Our cost of sales decreased by $169,142 from $6,798,887 to $6,629,745, from the year ended December 31, 2022 compared to the year ended December 31, 2023. The decrease in cost of sales was largely due to decreases in payments to real estate agents, transaction coordinators, referral fees, property management fees paid, and charitable contributions. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession.

General and Administrative Expenses

General and administrative expenses decreased by $385,243 from $2,015,635 for the year ended December 31, 2022 to $1,630,392 for the year ended December 31, 2023, primarily due to minimizing the costs and fees associated with our nationwide expansion and eliminating costs that are not essential support services needed by our real estate associates. We expect to have costs related to expansion and additional real estate associates at times of expansion. We do not expect to have costs related to securities offerings except in periods we conduct an offering of our securities.

Other Income (Expense)

We had other income of $73,128 for the year ended December 31, 2022, and other income of $160,649 for the year ended December 31, 2023. For the period in 2022 our other expense related to interest expense of $10,708, interest income of $2,158, dividend income of $2,474, other income of $43,319 and the gain on sale of $35,889 from the sale of our moving truck. For the period in 2023 our other expense related to interest expense of $37,503, dividend income of $3,888, Employee Retention Credit (ERC) of $184,300, tax refund of $186, other income of $8,730 and the gain on sale of $1,048 from the sale of equipment.

Liquidity and Capital Resources for Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Introduction

We have limited liquidity. The capital resources required by us to manage our operations nationwide are significant. Therefore, we are planning to offer, through a Regulation A offering, a limited number of shares of common stock to investors in order to raise capital and increase our liquidity and capital resources. As of December 31, 2023, we currently have $393,309 in long term debt as outlined in the financial statement section. We have no current commitments for capital expenditures as of the end of the latest fiscal year or any subsequent interim period.

We use our capital resources to:

•	Fund operating costs;
•	Fund capital requirements, including capital expenditures;
•	Make debt and interest payments;
•	Invest in new technologies, products, services and ventures; and.
•	Making charitable contributions to support charities worldwide.

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We need cash to meet our working capital needs as the business grows, to hire managing brokers, and to fund acquisitions and debt repayment. We intend to use cash flows from operations and the sale of common stock to fund anticipated levels of operations for the next twelve months. As our availability under our credit lines is limited, it is important that we manage our working capital. We may need to raise additional capital through debt or equity financing to support our growth strategy, which may include acquisitions. There is no assurance that such financing will be available or, if available, on acceptable terms. Our current cash on hand is limited. Our CEO, Andrew Michael Arroyo, is currently paying all costs associated with our  fund raising efforts offering and shall pay any additional funds that may be required. Accordingly, we anticipate that our current cash on hand is not sufficient to meet the new obligations associated with being a company that is fully reporting with the SEC. However, to the extent that we do not expend the entire cash on hand on our Regulation A offering, the remaining cash will be allocated to cover these new reporting company obligations. Through December 31, 2023, we spent approximately $200,000 on the costs related to our Regulation A offering, which was loaned to the Company by our CEO, and any additional funds that we are required to spend shall also be paid by our CEO and reimbursed from the proceeds of our Regulation A offering. To date, we have managed to keep our monthly cash flow requirement low for two reasons: first, our CEO draws a minimal salary at this time and, second, we have been able to keep our operating expenses to a minimum by operating with the minimum services necessary to sustain. Other than our lines of credit, we currently have no external sources of liquidity such as arrangements with credit institutions or off-balance sheet arrangements that will have or are reasonably likely to have a current or future effect on our financial condition or immediate access to capital. Our CEO has made no commitments, written or oral, with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees.

If we are unable to raise the funds through a Regulation A offering or other registered offering, we will seek alternative financing through means such as borrowings from institutions or private individuals. There can be no assurance that we will be able to keep costs from being more than these estimated amounts or that we will be able to raise such funds. Even if we sell all shares offered through a Regulation A offering, we expect that we will seek additional financing in the future. However, we may not be able to obtain additional capital or generate sufficient revenues to fund our operations. If we are unsuccessful at raising sufficient funds, for whatever reason, to fund our operations, we may be forced to seek a buyer for our business or another entity with which we could create a joint venture. If all of these alternatives fail, we could be required to seek protection from creditors under applicable bankruptcy laws.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address Board of Directors’ independence, Audit Committee oversight and the adoption of a code of ethics. Our Board of Directors is comprised of one individual. Our CEO makes decisions on all significant corporate matters such as the approval of terms of the compensation of our CEO and the oversight of the accounting functions.

We have not yet adopted any corporate governance policies and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an Audit Committee or other independent committees outside of our Board of Directors as we presently do not have any independent directors. If we expand our Board membership in future periods to include additional independent Directors, we may seek to establish an Audit Committee and other committees of our Board of Directors. It is possible that if our Board of Directors included independent Directors and if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested Directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent Directors, decisions concerning matters such as compensation packages to our senior officer and recommendations for Director nominees may be made by a majority of Directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

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During the years ended December 31, 2023 and 2022, we generated negative cash flows from operations. Our cash on hand as of December 31, 2023 was $160,540 and our monthly cash flow used in operations is approximately ($27,000). As a result, we do not have short-term cash needs, but need to raise additional funds to finance our long-term business plans. Our cash needs are being satisfied through our operations, but we will need additional money to fund our planned nationwide expansion. Although we are licensed in 24 states, almost all of our current operations are in California.

Our cash, current assets, total assets, current liabilities, and total liabilities as of December 31, 2023 and December 31, 2022, respectively, are as follows:

	December 31, 2023	December 31, 2022	Change

Cash	$160,540	$219,721	$59,181
Total Current Assets	$589,125	$567,168	$21,957
Total Assets	$853,328	$901,830	$48,502
Total Current Liabilities	$881,046	$615,152	$265,894
Total Liabilities	$1,406,219	$1,143,317	$262,902

Our current assets increased as of December 31, 2023, as compared to December 31, 2022, primarily due to us having less cash and cash equivalents, as well as more other assets, consisting primarily of property management deposits. The decrease in our total assets between the two periods is primarily related to us having less cash and current assets, and increases in property management deposits at December 31, 2023 compared to December 31, 2022.

Our current liabilities increased as of December 31, 2023, as compared to December 31, 2022. This increase was primarily due to increases in other current liabilities, which was property management deposits, partially offset by us having more charge card debt and slightly more outstanding on our line of credit.

Sources and Uses of Cash

Operating Activities

We had net cash used in operating activities of ($282,751) for the year ended December 31, 2023, as compared to net cash used in operating activities of ($487,722) for the year ended December 31, 2022. In 2023, the net cash provided by operating activities consisted primarily of our net loss of ($495,207), adjusted by depreciation and amortization of $28,709, gain on sale of property and equipment of ($1,049), change in accounts receivable of $6,721, change in other current assets of ($87,859), change in accounts payable of $34,350, change in accrued liabilities of ($430), change in other current liabilities of $230,072 and change in operating lease liabilities of ($1,943). In 2022, the net cash used in operating activities consisted primarily of our net loss of ($706,962), adjusted by depreciation and amortization of $39,973, gain on sale of property and equipment of $35,889, change in accounts receivable of ($68,504), change in other current assets of $35,236, change in accounts payable of $52,137, change in accrued liabilities of $9,295, change in other current liabilities of $36,963 and change in operating lease liabilities of $78,251.

Investing Activities

Our cash used for investing activities during the year ended December 31, 2023 was $1,049, compared to ($133,796) during the year ended December 31, 2022. For the period in 2023, the cash used for investment activities related to the net purchases of property and equipment of $1,049. For the period in 2022, the cash used for investment activities related to the net purchase of property and equipment of ($115,600) and the purchase of intangible assets for ($18,196).

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Financing Activities

Our net cash provided by financing activities for the year ended December 31, 2023 was $222,521, compared to $837,584 for the year ended December 31, 2022. For the year ended December 31, 2023, our net cash provided by financing activities consisted of repayment on auto loan of ($6,893), repayment on a Small Business Administration (“SBA”) loan of $7,219, proceeds on related party note of $40,000, proceeds on a line of credit of ($1,608), and cash from sales of common stock of $183,803. For the year ended December 31, 2022, our net cash provided by financing activities consisted of repayment on auto loan of ($9,894), proceeds from a SBA loan of $21,924, repayment on related party note of ($8,772), net borrowings on a line of credit of $1,326, and cash from sales of common stock of $833,000.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements as of December 31, 2023 and December 31, 2022.

Seasonal Cash Flow

The real estate brokerage business is seasonal. Our property management and membership cash flow stays fixed year-round as long as we maintain our current management contracts. The majority of property sales occur between March and September each year. Cash flow is normally strong during these months and typically offers a surplus. During the season between October and December, sales traditionally slow down but the cash flow is adequate to cover fixed expenses and overhead. The low season is January to February and usually runs a deficit, which requires the use of credit lines or capital reserves to sustain payroll and fixed overhead costs during these months before the spring selling season begins.

Capital Expenditures

We did not make any major capital expenditures in 2023 and do not anticipate any near-term capital expenditures in 2023.

Contractual Obligations

We have very few contractual obligations. We have two long-term leases (2 year terms) with an option to renew. The majority of our vendors, utilities and service providers are on month-to-month agreements; however, there are a few utilities and service providers that are on an annual contract that renews each year.

Debt

During the Covid-19 crisis, we received $150,000 in the form of an SBA loan under the Economic Injury Disaster Loan (EIDL) program. The EIDL is a 30-year loan at 3.75% interest. We may elect to pay this loan off in full or retain the loan. We also have fluctuating lines of credit for cash flow purposes with Wells Fargo Bank in the amount of approximately $75,000 and with American Express in the amount of approximately $150,000. Investors should be aware that funds utilized from our current Regulation A offering for debt retirement will not be available to support our growth.

Inflation

Inflation has been rising. The effect of inflation on our revenues and operating results have not been significant. The rise in inflation has affected the long term interest rates, which directly affect borrowing costs for mortgages, and in turn may affect property sales and our ability to earn commission. The current interest rate environment is higher than the low interest rates experienced in the past few years.

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Plan of Operations

We plan on our funds raised from offerings of our equity being sufficient to enable us to grow our company nationwide and execute our business plan, including, but not limited to, securing our base of operations and any updates and/or modifications; acquiring equipment and infrastructure; hiring a strong management team and key personnel; and achieving growth by way of licensing and strategic partnerships. It is the opinion of our management that if we are successful in raising funds through the sale of equity, the proceeds from our upcoming Regulation A offering will satisfy our need for liquidity and cash requirements for the foreseeable future and put us in a position to grow our business in accordance with our business plan, outlined below:

1.	Milestone 1: Continued Expansion Nationwide

Our plan of operation in this stage is to continue to expand our brokerage operations nationwide.

2.	Milestone 2: Continued Training of our Existing Members

Ongoing training of our “7 Steps to Powerful Paychecks” training nationwide in all markets.

3.	Milestone 3: Formation of a real estate investment trust (REIT)

Continue the formation and development of a REIT to identify and acquire discounted commercial real estate assets and partnerships interests producing income.

ITEM 3 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table lists the current Directors, Officers and significant employees of the Company. Our plan is to add a Full time Chief Financial Officer and other top-level positions that will help the company grow.

Directors, Executive Officers and Significant Employees

Name [1]	Position	Age	Term of Office[2]	Approximate Hours Per Week
Andrew Arroyo	Chairman of the Board, CEO, Director	47	1/1/2004	40
Tiffany Mohler	Secretary, V.P. Administration	42	6/1/2017	30
Clark Anctil	Treasurer, Financial Director	60	10/1/2017	25
John Windscheffel	V.P. Communications	56	8/1/2017	40

__________

1 All addresses shall be considered 12636 High Bluff Dr. Suite 400, San Diego, CA 92130.

2 Includes time worked with AARE-CA.

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Directors

Our Board of Directors is currently composed of one director, Andrew Michael Arroyo. If we are successful in raising funds through the sale of equity, our plan is that we will expand our Board of Directors to three to seven members.

Executive Officers

Chairman of the Board, Director and Chief Executive Officer

Andrew Michael Arroyo is our Chairman of the Board of Directors and Chief Executive Officer. He is personally licensed as a managing broker in 24 states and has been a part of more than a billion dollars in real estate transactions in his 25-year career in the real estate industry. As CEO, Mr. Arroyo is responsible for representing the best interests of the Company and its shareholders. He is responsible for creating and implementing strategies to grow the business and brand by developing business relationships and alliances, pursuing corporate opportunities, as well as assisting with oversight and management of the day-to-day operations.

Treasurer, Financial Director

Clark Anctil is a seasoned financial executive with a broad range of experience with positions in financial reporting, general management, operations and supply chain management, covering responsibilities of product costing, material and resource planning, procurement and sourcing, HR training and development, information systems, twin plant operations, "Just in Time” manufacturing, "lean systems”, and facility design and engineering. During his career, he has mentored staff and trained teams in achieving results and effective management with a focus on knowledge acquisition, understanding and proactive execution in a lean environment. This approach led him to develop and deploy software to support business growth covering material, labor and resource planning, operational cost tracking, throughput management and production control. After his corporate career, he has been a top producing real estate professional since 2010 and licensed loan originator since 2020, and currently holds a broker’s license in the state of California. He joined AARE as a sales agent in 2017 and has worked closely with the founder of AARE throughout the years. Clark has a heart to mentor and train other employees how to grow a business with the stakeholder’s interest in mind. His depth of experience and hands-on approach provide a unique skill set and make him a valuable member of the AARE financial and operations team.

Secretary, V.P. of Administration

Tiffany Mohler holds a degree in Business Administration from San Diego State University, and her education has served her well. As V.P. of Administration, Mrs. Mohler is in charge of compliance and risk management and handles setup and training for all managing brokers and agents nationwide. Her leadership qualities and peacemaking nature make her a natural for dealing with diverse personalities and situations. Mrs. Mohler has been involved in real estate since 2002. In 2008, she became licensed and joined AARE in 2013. She grew within the organization to become a leader and ultimately to become a full-time employee in 2017.

V.P. of Communications

John Windscheffel brings a wealth of experience and expertise to this position, having been the top salesperson at three different corporations since beginning his sales career in 1992. Over this time, he has created award-winning sales teams, performed corporate sales training and recruiting, and been charged with overseeing multiple sales offices. He and two brothers-in-law founded Real Estate Village in late 1997. Theirs was one of the first online companies to develop websites for real estate professionals. Because of their success, Homes.com purchased the company in the spring of 2000. John’s relationship with AARE founder Andrew Arroyo dates back to 1999.

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There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between our executive officers.

ITEM 3A. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following is a discussion and analysis of compensation arrangements of our named Directors and Executive Officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Our Compensation Committee, who will be appointed by our Board, will be responsible for establishing, implementing and monitoring our compensation philosophy and objectives. We seek to ensure that the total compensation paid to our Executive Officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

The following tables set forth certain information about compensation paid, earned or accrued for services by (i) the Company’s Chief Executive Officer and (ii) all other executive officers who earned in excess of $100,000 in the years ended December 31, 2023 and 2022 (“Named Executive Officers”):

SUMMARY COMPENSATION TABLE(1)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa -tion ($)		Total ($)
Andrew Michael Arroyo,	2023	135,006	-0-	-0-	-0-	-0-	-0-	$53,484		188,490
CEO	2022	166,731	-0-	-0-	-0-	-0-	-0-	-0-		166,731
Clark Anctil, Treasurer,	2023	-0-	-0-	-0-	-0-	-0-	-0-	145,998	(2)	145,998	(2)
Financial Director (1)	2022	-0-	-0-	-0-	-0-	-0-	-0-	169,604	(2)	169,604	(2)
Tiffany Mohler, Secretary,	2023	58,028	-0-	-0-	-0-	-0-	-0-	31,110		89,138
VP Administration	2022	55,250	-0-	-0-	-0-	-0-	-0-	27,332		82,582
John Windscheffel,	2023	78,640	-0-	-0-	-0-	-0-	-0-	-0-		78,640
VP Communications	2022	78,000	-0-	-0-	-0-	-0-	-0-	-0-		78,000

____________

(1)	Mr. Anctil was appointed to the position of Financial Director on June 1, 2022 and was appointed to the position of Treasurer on December 5th, 2023.
(2)	All amounts were paid for consulting fees and real estate commissions.

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The following table sets forth Director compensation for 2023(1):

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Andrew Michael Arroyo	-0-	-0-	-0-	-0-	-0-	-0-	-0-

____________

(1)	Includes amounts paid by AARE-CA.

Anticipated Executive Compensation Following the Completion of our Regulation A Offering

If we are successful in raising funds from the sale of our equity, the Board of Directors will determine the appropriate compensation plans and programs for our executives. Our Board of Directors will review and evaluate our executive compensation plans and programs to ensure they are aligned with our compensation philosophy. In addition, our Board of Directors may retain its own compensation consultant to advise it in its compensation planning decisions.

We expect revised compensation plans and arrangements for our named Executive Officers that will generally become effective upon completion of our Regulation A offering to consist generally of an annual base salary, a short-term annual incentive component, a long-term incentive (equity awards) component, and health and retirement benefits component.

We plan to establish an equity compensation plan for its management, real estate agents and other employees in the future.

Agreements with our Named Executive Officers

Our current employment agreements provide for an annual salary, potential bonus based on performance, participation in a 401(k) plan through Safe Harbor, and 10 days (or two weeks) paid vacation time after the vesting period is complete. We sponsor a defined contribution 401(k) plan covering substantially all qualified employees whereby participating employees may elect to defer a portion of their salary. For eligible employees, we provide a contribution equal to 100% of the eligible employees’ contribution up to the first 3% of their eligible pay in compliance with Safe Harbor. Expenses for contributions to the plan during the year ended December 31, 2023, was approximately $14,802.

No other matching contributions were made during the year ended December 31, 2023.

If we are successful in raising substantial funds through the sales of our equity, we plan to revise our employment agreements to provide for an annual salary, potential bonus based on performance, equity grant (based on grant date fair market value) in stock options, restricted stock or other form of equity award as determined by the Board of Directors. We expect these awards will be granted under the 2023 Plan. Each executive will also receive employee benefits made available to our other employees, including, without limitation, participation in any 401(k) plan, 10 days (or two weeks) paid vacation time, prorated based on actual hours worked, and a monthly contribution towards a health plan.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

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ITEM 4 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth, as of September 15, 2024, certain information with respect to our equity securities owned of record or beneficially by (i) each of our Officers and Directors; (ii) each person who owns beneficially more than 5% of each class of our outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Common Stock(1)

Name and Address of Beneficial Owner(2)	Nature of Beneficial Ownership	No. of Shares	Percent of Class	Percent of Total Voting Rights(4)

Andrew Michael Arroyo (2)(3)	CEO, Chairman and a Director	2,802,717	85.38%	30.19%

Clark Anctil (2)(3)	Treasurer and Financial Director	2,761	<1%	<1%

Tiffany Mohler (2)(3)	Treasurer and VP Administration	3,152	<1%	<1%

John Windscheffel (2)(3)	Secretary and VP Communication	1,188	<1%	<1%

All Officers and Directors as a Group (5 persons)		2,809,818	85.59%	30.27%

_____________________

(1)

As of September 15, 2024 there were 3,279,183 shares of common stock outstanding (post 3,000-for-1 forward stock split effective July 29, 2021). Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Indicates an officer and/or Director of the Company.

(3)	Unless indicated otherwise, the address of the shareholder is Andrew Arroyo Real Estate Inc., 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

(4)

Calculated based on the total votes currently outstanding (does not include votes from shares underlying promissory notes, options or warrants). As of September 15, 2024, there was a total of 9,279,183 votes outstanding, consisting of 3,279,183 votes from common stockholders and 6,000,000 votes from Series A Preferred Stock holders.

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Series A Preferred Stock(1)

Name and Address of Beneficial Owner(2)	Nature of Beneficial Ownership	No. of Shares	Percent of Class	Percent of Total Voting Rights(4)

Andrew Michael Arroyo (2)(3)	CEO, Chairman and a Director	2,000,000	100.0%	64.63%

Clark Anctil (2)(3)	Treasurer and Financial Director	-0-	0%	0%

Tiffany Mohler (2)(3)	Secretary and VP Administration	-0-	0%	0%

John Windscheffel (2)(3)	VP Communication	-0-	0%	0%

All Officers and Directors as a Group (5 persons)		2,000,000	100.0%	64.63%

________________

(1)

As of September 15, 2024 there were 2,000,000 shares of Series A Preferred Stock outstanding (each share has three (3) votes on all matters presented to the common stockholders for a vote, and converts into one (1) share of common stock). Shares of preferred stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Indicates an officer and/or director of the Company.

(3)	Unless indicated otherwise, the address of the shareholder is Andrew Arroyo Real Estate Inc., 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

(4)

Calculated based on the total votes currently outstanding (does not include votes from shares underlying promissory notes, options or warrants). As of September 15, 2024, there was a total of 9,279,183 votes outstanding, consisting of 3,279,183 votes from common stockholders and 6,000,000 votes from Series A Preferred Stock holders.

Transactions with Related Persons, Promoters and Certain Control Persons; Corporate Governance

Through December 31, 2023, we spent approximately $200,000 on the costs related to our Regulation A offering, which was loaned to the Company by our CEO, and any additional funds that we are required to spend shall also be paid by our CEO and reimbursed from the proceeds of our Regulation A offering. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest will be paid beginning February 1st, 2022 until the end of the repayment period which is June 29, 2025.

Mr. Anctil, our Financial Director and Treasurer, acts as a real estate professional for the Company and receives consulting fees and real estate commissions for these services.

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Our Board will adopt a written related person transaction policy, to be effective upon the closing of our Regulation A offering setting forth the policies and procedures for the review and approval or ratification of related person transactions, which will generally include transactions involving the Company and our Directors, Executive Officers, nominees for director, beneficial owners of more than five percent of our common stock and members of the immediate families of the foregoing. This policy will provide that transactions involving related persons are approved, or ratified if pre-approval is not feasible, by our Audit Committee, which approves or ratifies the transaction only if our Audit Committee determines that it is in the best interests of our stockholders. In considering the transaction, our Audit Committee considers all relevant factors, including, as applicable (i) the business rationale for entering into the transaction; (ii) available alternatives to the transaction; (iii) whether the transaction is on terms no less favorable than terms generally available to an unrelated third party under the same or similar circumstances; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (v) the overall fairness of the transaction. Our Audit Committee will also periodically monitor ongoing transactions involving related persons to ensure that there are no changed circumstances that would render it advisable to amend or terminate the transaction.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

ITEM 5 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Our Board will adopt a written related person transaction policy, to be effective upon the closing of our Regulation A offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions, which will generally include transactions involving the Company and our Directors, Executive Officers, nominees for director, beneficial owners of more than five percent of our common stock and members of the immediate families of the foregoing. This policy will provide that transactions involving related persons are approved, or ratified if pre-approval is not feasible, by our Audit Committee, which approves or ratifies the transaction only if our Audit Committee determines that it is in the best interests of our stockholders. In considering the transaction, our Audit Committee considers all relevant factors, including, as applicable (i) the business rationale for entering into the transaction; (ii) available alternatives to the transaction; (iii) whether the transaction is on terms no less favorable than terms generally available to an unrelated third party under the same or similar circumstances; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (v) the overall fairness of the transaction. Our Audit Committee will also periodically monitor transactions involving related persons to ensure that there are no changed circumstances that would render it advisable to amend or terminate the transaction.

Relaxed Ongoing Reporting Requirements

The Company’s original Form 1-A was qualified by the SEC, and, as a result, we are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A issuers. The ongoing reporting requirements under Regulation A are more relaxed than for emerging growth companies under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section A of Article VI of our Articles of Incorporation provides that, to the fullest extent permitted by law, no director or officer shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders.

Section B of Article VI of our Articles of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware we will indemnify our officers and directors from and against any and all expenses, liabilities, or other matters.

Article IX of our Amended and Restated Bylaws further addresses indemnification of our directors and officers and allows us to indemnify our directors and officers in the event they meet certain criteria in terms of acting in good faith and in an official capacity within the scope of their duties, when such conduct leads them to be involved in a legal action.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 6 OTHER

In 2024, the Company continued to raise funds from investors through its Regulation A offering.

In the first quarter of 2024, the Company developed plans to grow its investment division. Based on significant recent changes in the residential real estate brokerage industry coupled with the rare opportunity to purchase commercial real estate assets at a discount (given the current economic landscape), the Company is fully focused on developing its real estate investment division through a forthcoming Regulation A+ offering. If the offering is successful, the Company plans to elect to become a real estate investment trust (REIT). If the Company is successful in the transition to becoming a REIT, then the current real estate brokerage operations will continue in a taxable REIT subsidiary (“TRS”). New and existing shareholders will own shares in both the REIT and the TRS.

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ITEM 7 FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

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Financial Statements

ANDREW ARROYO REAL ESTATE, INC.

DECEMBER 31, 2023 AND 2022

ANDREW ARROYO REAL ESTATE, INC.

DECEMBER 31, 2023 AND 2022

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18012 Sky Park Circle, Suite 200 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Andrew Arroyo Real Estate, Inc.,

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Andrew Arroyo Real Estate, Inc. (the Company) as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Andrew Arroyo Real Estate, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Andrew Arroyo Real Estate, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Andrew Arroyo Real Estate, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Ramirez Jimenez International CPAs

We have served as the auditors since 2023

Irvine, California

October 7, 2024

PCAOB ID #820

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ANDREW ARROYO REAL ESTATE, INC.
BALANCE SHEETS
December 31, 2023 and 2022

	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$160,540	$219,721
Accounts receivable, net	$61,783	$68,504
Other current assets	$366,802	$278,943
Total current assets	$589,125	$567,168
Property and equipment, net	$252,679	$319,499
Intangible assets, net	$11,524	$15,163
TOTAL ASSETS	$853,328	$901,830

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$105,537	$71,187
Accrued liabilities	$93,658	$94,088
Other current liabilities (Note 1)	$549,607	$319,535
Current portion of notes payable	$12,909	$15,149
Current portion of operating lease liabilities	$45,559	$39,809
Lines of credit (Note 6)	$73,776	$75,384
Total current liabilities	$881,046	$615,152

Long term liabilities
Notes payable, net of current portion (Note 6)	$380,400	$337,834
Long term operating lease liabilities, net of current portion	$144,773	$190,331
Total long term liabilities	$525,173	$528,165

Total Liabilities	$1,406,219	$1,143,317

Contingencies (Note 8)	$-	$-
Subsequent events (Note 9)	$-	$-

Deficit

Common Stock, $.001 par value; 25,000,000 shares authorized, 3,203,220 issued and outstanding as of December 31, 2023 and 3,180,460 issued and outstanding as of December 31, 2022.	$3,202	$3,180
Preferred Stock, ($.001 par value; 3,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and December 31, 2022.	$-	$-
Series A Convertible Preferred Stock, $.001 par value; 2,000,000 shares authorized, and outstanding as of December 31, 2023 and December 31, 2022 (Note 9)	$2,000	$2,000
Additional paid-in capital	$1,016,601	$832,820
Accumulated deficit	$(1,574,694)	$(1,079,487)

Total stockholders' deficit	$(552,891)	$(241,487)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$853,328	$901,830

See Report of Independent Registered Public Accounting Firm and accompanying notes to the financial statements.

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ANDREW ARROYO REAL ESTATE, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2023 and 2022

	2023	2022

Revenues	$7,609,767	$8,044,306

Cost of sales:
Sales commissions	$5,824,059	$6,093,189
Transaction coordinators	$146,478	$169,716
Supplies and materials	$28,148	$82,367
Referral fees	$282,085	$252,152
Property management fees	$179,502	$150,266
Mentor-coaching fees	$6,539	$5,779
Buyer-seller costs	$4,555	$43,853
Staging operations	$-	$1,565
Sales bonus	$6,516	$-
Commission bonus	$151,863	$-

Total cost of sales	$6,629,745	$6,798,887

Gross profit	$980,022	$1,245,419

General and administrative expenses	$1,630,392	$2,015,635

Loss from operations	$(650,370)	$(770,216)

Other income	$160,649	$73,128

Loss before income tax expense	$(489,721)	$(697,088)

Income tax expense	$(5,486)	$(9,874)

Net loss	$(495,207)	$(706,962)

Loss per share (basic)	$(0.16)	$(0.22)
Loss per share (fully diluted)	$(0.10)	$(0.14)

See Report of Independent Registered Public Accounting Firm and accompanying notes to the financial statements.

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ANDREW ARROYO REAL ESTATE, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
Years Ended December 31, 2023 and 2022

	Common		Preferred
	Stock		Stock		Additional		Total
	Shares	Common	Shares	Preferred	Paid-in	Accumulated	Stockholders'
	Issued	Stock	Issued	Stock	Capital	Deficit	Deficit

Balance - December 31, 2021	3,000,000	$3,000	2,000,000	$2,000	-	$(372,525)	$(367,525)
Stock issued for cash	180,460	180	-	-	832,820	-	833,000
Net Loss						(706,962)	(706,962)
Balance - December 31, 2022	3,180,460	$3,180	2,000,000	$2,000	$832,820	$(1,079,487)	$(241,487)

Stock issued for cash	22,760	22	-	-	183,781	-	183,803
Net Loss						(495,207)	(495,207)

Balance - December 31, 2023	3,203,220	$3,202	2,000,000	$2,000	$1,016,601	$(1,574,694)	$(552,891)

See Report of Independent Registered Public Accounting Firm and accompanying notes to the financial statements.

27

ANDREW ARROYO REAL ESTATE, INC.
Statements of Cash Flows
Years Ended December 31, 2023 and 2022

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(495,207)	$(706,962)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	$28,709	$39,973
Gain on sale of property and equipment	$(1,049)	$35,889
Changes in assets and liabilities:
Accounts receivable	$6,721	$(68,504)
Other current assets	$(87,859)	$35,236
Accounts payable	$34,350	$52,137
Accrued liabilities	$(430)	$9,295
Other current liabilities	$230,072	$36,963
Change in operating lease liabilities	$1,943	$78,251

Net cash used in operating activities	$(282,751)	$(487,722)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	$-	$(115,600)
Disposal of equipment	$1,049	$-
Purchases of intangible assets	$-	$(18,196)

Net cash flows provided by (used in) investing activities:	$1,049	$(133,796)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment on auto loan	$(6,893)	(9,894)
Proceeds from SBA Loan	7,219	21,924
Proceeds / (repayment) on related party note payable	$40,000	(8,772)
Net borrowings (repayment) on lines of credit	$(1,608)	$1,326
Cash from sales of common stock	$183,803	$833,000

Net cash provided by financing activities:	$222,521	$837,584

Net increase (decrease) in cash and cash equivalents	$(59,181)	$216,066

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$219,721	$3,655
CASH AND CASH EQUIVALENTS END OF YEAR	$160,540	$219,721

Supplemental disclosure of cash flow Information
Cash paid during the year for:
Income taxes	$4,143	$8,307
Interest	$37,503	$7,555

Supplemental disclosure for non-cash investing and financing activities:
Leases added to property and equipment	$-	$169,800
Leases placed in operating lease liability	$-	$169,800

See Report of Independent Registered Public Accounting Firm and accompanying notes to the financial statements.

28

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate, Inc. (the "Company") was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is "AARE". The Company was formed to conduct real estate brokerage services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company's year-end is December 31. As a result of the above-referenced merger, all operations of the California corporation were assumed into the Company. As a result, the historical financial statements of the California corporation are the ones presented herein.

On July 29, 2021, the Company filed an amended and restated Certificate of Incorporation with the State of Delaware, which (i) increased the Company's authorized common stock from 1,000 shares of common stock to 25,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001; and (ii) effected a 1-for-3,000 forward stock split of the Company's issued and outstanding common stock. The authorized preferred stock created, provides that the Board of Directors of the Company may fix the terms of any series of preferred stock created, including any dividend rights, dividend rates, conversion rights, voting rights, rights and terms of any redemption, redemption, redemption price or prices, and liquidation preferences, if any.

On July 29, 2021, after filing the amended and restated Certificate of Incorporation, the Company filed a Certificate of Designation with the State of Delaware to create a series of preferred stock entitled "Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock (i) has dividend rights on an equal basis with the Company's common stock, (ii) has preference in the event of a liquidation event, (iii) is convertible after 12 months into shares of the Company's common on a 1-for-1 basis, (iv) has three votes per share for any matter properly brought before the Company's shareholders for a vote, and (v) contains certain protective provisions.

See Report of Independent Registered Public Accounting Firm

29

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

On July 31, 2021, the Company "Andrew Arroyo Real Estate, Inc." a Delaware "C" Corporation merged with "Andrew Arroyo Real Estate, Inc." a California "S" Corporation. After the merger the California "S" Corporation was merged with and into the Company, which effectively ceased all operations of the California corporation, and those operations were assumed by the Company (the surviving Delaware "C" Corporation). Effective with the merger, the Certificate of Incorporation of the Company stayed as the Company's Certificate of Incorporation, and the 1,000 shares owed by the sole shareholder of the California corporation, Mr. Andrew Arroyo, the Company's sole director and one of its executive officers, were exchanged for 2,000,000 shares of the Company's Series A Convertible Preferred Stock.

Management’s Plans

The Company reported net losses in the amount of $495,207 and $706,962 during the years ended December 31, 2023, and 2022 and had a net stockholders’ deficit as of December 31, 2023 in the amount of $552,891.  During the year ended December 31, 2023, the Company reduced its general and administrative expenses by approximately $385,000 and plans to continue to monitor is discretionary spending in 2024 and beyond. The Company plans to use funds raised from offerings of their equity to continue to grow the Company nationwide and execute their business plan, including, but not limited to, securing their base of operations and any updates and/or modifications; acquiring equipment and infrastructure; hiring a strong management team and key personnel; and achieving growth by way of licensing and strategic partnerships. It is the opinion of the management that they will be successful in raising funds through the sale of equity, the proceeds from an upcoming Regulation A offering, and availability of their existing lines of credit will satisfy their need for liquidity and cash requirements for the foreseeable future and into 2024 and beyond and put them in a position to grow their business in accordance with their business plan, outlined in three (3) milestones. The first milestone in the plan of operation is to continue to expand their brokerage operations nationwide. The second milestone is the continued training of their existing members including ongoing training of their “7 Steps to Powerful Paychecks” training nationwide in all markets. The third milestone is the formation of a real estate investment trust (REIT) and further development of a REIT to identify and acquire discounted commercial real estate assets and partnerships interests producing income.

Basis of Presentation

The December 31, 2022 and December 31, 2023 audited financial statements include the accounts of the Company under the accrual basis of accounting. The financial statements, included herein, have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Pursuant to these rules and regulations, the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied.

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification  (ASC 740), "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes”. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

See Report of Independent Registered Public Accounting Firm

30

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

As a C Corp. under current tax law the Company is responsible for Federal taxes equal to 21% of the net income of the Company as well as various tax rates for the states they have operations in.  For the year ended December 31, 2023, the Company had a net operating loss (NOL) of $650,370 as well as a charitable contribution carryover the combination of which created a deferred tax asset which are reduced by the valuation allowance.

The Company operates in 24 states throughout the U.S. Each state has an income tax and/or a franchise/commerce tax on the gross receipts of businesses based on total revenues in each state. The provision for income taxes includes state income taxes currently payable and deferred income taxes. Deferred income taxes represent the effects of items reported for tax purposes in periods different from those used for financial statement purposes. As of December 31, 2023 and 2022, there was a deferred tax asset of $303,926 with a ($303,926) valuation allowance for 2023 and there was a deferred tax asset of $266,326 with a ($266,326) valuation allowance for 2022, respectively.

401(k) Plan

The Company sponsors a defined contribution 401(k) plan (the Plan) that covers all eligible employees who meet certain service and age requirements. The Plan allows employees to contribute a percentage of their eligible compensation on a pre-tax or Roth after-tax basis, subject to limits imposed by federal tax law. For eligible employees, the Company provides a contribution equal to 100% of the eligible employees’ contribution up to the first 3% of their eligible pay in compliance with Safe Harbor. The Company also provides matching contributions equal to 100% of the first 4% of an employee's eligible compensation contributed to the Plan. In addition to matching contributions, the Company may make a discretionary profit-sharing contribution to the Plan, subject to approval by the Company’s Board of Directors. For the year ended December 31, 2023, the Company’s total contributions to the Plan, including matching and discretionary contributions, were $57,326.  All employee contributions and Company matching contributions vest immediately. Any discretionary profit-sharing contributions vest according to the following schedule: 25% after one year of service, 50% after two years, 75% after three years, 100% after four years, 100% after five years, and 100% after six years of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Charitable Giving Policy

Giving and sharing are more than buzzwords at AARE. Up to 20% of the Company's gross profit on every transaction goes to charity (after sales agent's commissions are paid). The Company believes that with success comes the responsibility to do what they can for those less fortunate. Toward that end, the Company funds non-profit organizations dedicated to helping those in need. They support numerous religious and secular charities worldwide. The Company has no intention of deviating from this policy or reducing the amount it gives to charity. The charitable giving policy has been written into the bylaws and certificate of incorporation. For the years ending December 31, 2023 and 2022, the Company donated $119,206 and $108,952 respectively.

Cash and Cash Equivalents

The Company considers all short-term securities purchased with maturity dates of three months or less to be cash. The Company from time to time during the years covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, the Company had approximately $160,540 and $219,721 respectively deposited in two financial institutions. Of this amount, $160,540 and $219,721 respectively was insured by the Federal Deposit Insurance Corporation.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

See Report of Independent Registered Public Accounting Firm

31

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

Certain of the Company's cash positions are property management trust funds, which include security deposits and rents that belong to property owners. These cash amounts are reported as other current assets and other current liabilities on the balance sheets based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $354,261 and $252,179 on December 31, 2023 and 2022, respectively. These amounts are included in the other current assets and other current liabilities in the accompanying balance sheet.

Intangible Assets

Intangible assets include patented and unpatented technology, trade names, customer relationships and other specifically identifiable assets and are amortized on a straight-line basis over their respective estimated useful lives. Intangible assets are reviewed for impairment when facts and circumstances indicate a potential impairment has occurred or annually. As of December 31, 2023 and 2022, the Company has $11,524 and $15,163, respectively, of net intangible assets.

Property and Equipment

Property and equipment are carried at cost. Expenditures for property and equipment are capitalized and depreciated over five to 31.5 years using the declining balance method. When assets are retired or sold, the related cost and accumulated depreciation are removed from the account and any gain or loss arising from such disposition is included as income or expense. Expenditures for repairs and maintenance are charged to expense as incurred. For the year ending December 31, 2023 and 2022, depreciation expense was $25,070 and $36,940, respectively. Fixed assets consisted of:

	2023	2022
Property and Equipment:
Automobiles and Transportation	$47,014	$47,014
Leasehold Improvements	$25,035	$29,567
Advertising Equipment	$192,746	$222,185
Furniture and Fixtures	$31,886	$41,841
Right-of-Use Asset	$182,844	$224,595
	$479,525	$565,202

Accumulated Depreciation	$(226,846)	$(245,703)
Property and Equipment, net	$252,679	$319,499

See Report of Independent Registered Public Accounting Firm

32

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

	2023	2022
Intangible Assets:
Uniform Resource Locator (“URL”) Purchase	$18,196	$18,196
Accumulated Amortization	$(6,672)	$(3,033)
Net Intangible Assets	$11,524	$15,163

Amortization expense was $3,639 for the year ended December 31, 2023 and $3,033 for the year ending December 31, 2022.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on individual customer review and current economic conditions. The Company reviews its allowance for credit losses at least quarterly. Individual balances exceeding a threshold amount that are more than 90 days past due are reviewed individually for collectability. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered. The balance of the allowance for credit losses was $0 and $0 at December 31, 2023, and December 31, 2022, respectively.

Revenue Recognition

The Company has generated significant revenues in California. The Company has not, to date, generated significant revenues outside California. The Company recognizes revenue in accordance with FASB Accounting Standards Codification (ASC) 606, “Revenue from Contracts with Customers”  which requires that five basic criteria must be met before revenue can be recognized: (1) identification of the contract with a customer, (2) identification of the performance obligation(s), (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation(s), and (5) recognition of revenue when, or as the Company satisfies a performance obligation. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

Recently Issued Accounting Pronouncements

In June 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-02, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.  This ASU has updated disclosure requirements for significant segment expense categories that are regularly provided to the Chief Operating Decision Maker (CODM). Previously, companies were only required to report revenues, assets, and certain profit or loss metrics for each segment. The update emphasizes that expenses reported should align with those that are used by the CODM when assessing segment performance. This aligns with the management approach to segment reporting, which bases financial disclosures on how the company's management organizes and evaluates the business.  This ASU aims to enhance the transparency and comparability of segment information by offering more granular insights into how key expense categories impact segment performance. This ASU also clarifies existing guidance regarding how public entities should report segment profit or loss.  The ASU is effective for public companies for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years and privately reporting companies, the effective date is for fiscal years beginning after December 15, 2025, with interim reporting beginning a year later.  Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures. It is designed to provide more detailed information about an entity’s income tax expenses, liabilities, and deferred tax items, potentially affecting how companies report and disclose their income tax-related information. The ASU is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. The Company is currently evaluating how this ASU will impact its financial statements and disclosures.

See Report of Independent Registered Public Accounting Firm

33

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendment is effective for public companies with fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendment should be applied prospectively to business combinations occurring on or after the effective date. Early adoption is permitted. The Company adopted this standard during the current year and the adoption did not have a material impact on its financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments, which significantly changes how entities measure credit losses for most financial assets and certain other instruments. ASU 2016-13 introduces a new model for recognizing credit losses, known as the current expected credit loss (CECL) model, which is based on expected losses rather than incurred losses. Under the CECL model, entities will be required to estimate all expected credit losses over the life of the asset. This update applies to all entities holding financial assets and net investment in leases that are not accounted for at fair value through net income.  This ASU is effective for public business entities classified as smaller reporting companies for fiscal years beginning after December 15, 2022.  The Company adopted the amendments in this update during the current year and the adoption did not have a material impact on its financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 2 – LOSS PER SHARE, BASIC AND DILUTED

Basic earnings / loss per share has been computed by dividing net earnings /loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of any warrants or stock options, have been excluded as a common stock equivalent in the diluted loss per share because no stock options have been issued as of the date of this filing. Fully diluted earnings / loss per share has been computed by dividing net earnings /loss available to common shareholders by the weighted average number of common shares and preferred shares outstanding for each period presented. For the period ending December 31, 2023 the basic loss per share available to common shareholders has been computed by dividing the net loss of ($495,207) by the weighted average of 3,189,948 issued and outstanding common shares. The fully diluted loss available to common shareholders has been computed by dividing the net loss of ($495,207) by the weighted average of 5,189,948 issued and outstanding common and preferred shares. For the period ending December 31, 2022 the basic loss per share available to common shareholders has been computed by dividing the net loss of ($706,962) by the weighted average of 3,095,230 issued and outstanding common shares.  The fully diluted loss available to common shareholders has been computed by dividing the net loss of ($706,962) by the weighted average of 5,095,230 issued and outstanding common and preferred shares.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, as defined by FASB ASC subtopic 825-10, Financial Instrument ("ASC 825-10"), include cash, cash equivalents, accounts receivable, accounts payable and note payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2023 and 2022 respectively.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

See Report of Independent Registered Public Accounting Firm

34

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

•	Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets;
•

Level 2: Inputs to the valuation methodology, including quoted prices for similar assets and liabilities in active markets that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

•	Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

NOTE 4 – STOCK BASED COMPENSATION

The Company follows Accounting Standards Codification subtopic 718-10, Compensation ("ASC 718-10"), which requires that all share-based payments to both employees and non-employees be recognized in the statement of operations based on their fair values.

On January 1, 2023, the Company’s board approved and adopted the “2023 AARE Equity Incentive Plan”. This allows the Company to grant restricted stock units, restricted stock, qualified and non-qualified stock options to employees, directors, consultants and independent contractors.

As of December 31, 2023, the Company has issued (non-vested) 239,810 restricted stock units and restricted stock of outstanding stock-based compensation through its qualified or non-qualified stock-based compensation plan.

STOCK BASED COMPENSATION TABLE
Date	Beginning Balance	Granted	Forfeited	Exercised	Expired	Ending Balance	Vested	RSU, RS Terms
1/1/2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-	5 Year Vesting Schedule
Q1 2023	-0-	200,555	331	-0-	-0-	200,224	-0-	5 Year Vesting Schedule
Q2 2023	200,224	15,470	1,814	-0-	-0-	213,880	-0-	5 Year Vesting Schedule
Q3 2023	213,880	20,952	5,318	-0-	-0-	229,514	-0-	5 Year Vesting Schedule
Q4 2023	229,514	20,485	10,189	-0-	-0-	239,810	-0-	5 Year Vesting Schedule

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company’s chief executive officer (CEO) , Andrew Arroyo, is the 100% owner of "Andrew Arroyo Investments, LLC." The company performs investment management services. Andrew and Megan Arroyo have a minority interest in "Neighborhood Investment Network, LLC." The company uses retirement funds for investing in real estate. Andrew and Megan Arroyo own 22.5% through one of their retirement accounts.

Through December 31, 2023, the Company spent approximately $200,000 on the costs related to our Regulation A offering, which was loaned to the Company by the CEO, Andrew Michael Arroyo. An additional $40,000 was also loaned to the Company in December 2023 by the CEO, Andrew Michael Arroyo, for ongoing expenses. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest will be paid beginning February 1, 2022 until the end of the repayment period which is June 29, 2025. For the period ending December 31, 2022, $5,580 of interest was accumulated. During this period, $20,038 of principal and $2,038 of interest was paid during this period. For the period ending December 31, 2023, $7,518 of interest was accumulated. During this period, $0 principal and $0 interest was paid during this period.

See Report of Independent Registered Public Accounting Firm

35

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 6 – DEBT

Lines of Credit

The Company has a $75,000 business Line of Credit (LOC) through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 14.50% and 13.25% as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, $73,776 and $75,384 was outstanding under this LOC. The Company has a $125,000 Working Capital Line of Credit (WCLOC) through American Express. As of December 31, 2023 and 2022, $0 and $0 was outstanding under this WCLOC, respectively.

EIDL Loan

The Company also took out an Economic Injury Disaster Loan (EIDL) in the amount of $149,900. This loan carries a 3.75% interest rate payable over 30 years with a deferred start date until April 29, 2021. As of December 31, 2023 and 2022, $146,227 and $139,008 was outstanding under this EIDL, respectively.

Vehicle Loan

On December 26, 2020, the Company also took out a vehicle loan for a Lexus RX in the amount of $46,014. The loan is for a period of 5 years at 1.99% interest rate. As of December 31, 2023 and 2022, $20,158 and $27,051 was outstanding under this Vehicle loan, respectively.

The debt schedule for the years ended December 31, 2023 and December 31, 2022 were as follows:

	2023	2022
Long Term Debt:
Note Payable SBA-EIDL loan	$146,227	$139,008
Note Payable - Lexus	$20,158	$27,051
Note Payable - Andrew Arroyo (Note 5)	$226,924	$186,924
Total Long Term Debt	$393,309	$352,983
Current Portion Long Term Debt	$(12,909)	$(15,149)
Total Long Term Debt, net of current portion	$380,400	$337,834

Operating Lease Liabilities	2023	2022

Operating lease liabilities as of January 1	$230,140	$151,889
Lease payments made	(39,809)	(31,804)
New lease liabilities	-	110,055
Total	$190,331	$230,140
Less: current portion	$(45,559)	$(39,809)
Long-term operating lease liabilities at December 31	$144,772	$190,331

See Report of Independent Registered Public Accounting Firm

36

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 6 – DEBT (Continued)

In March 2021, the Company entered into a 24-month lease agreement with expiration date in March 2023 for its corporate office in California. The agreement requires initial base rent payments of approximately $2,883 per month increasing to approximately $2,969 per month. The Company renewed and extended this lease through January 2027.

In April 2022, the Company entered into a 24-month lease agreement with expiration date in April 2024 for its corporate office in California. The agreement requires initial base rent payments of approximately $1,881 per month increasing to approximately $1,937 per month. This lease has two extension options for two years each which can extend the lease through April 2028.

Total future operating lease liability commitments for the above non-cancellable leases as of December 31, 2023 and 2022, are as follows:

For the year ended December 31:
2024	$61,474
2025	$63.325
2026	$65,225
2027	$29,322
2028	$6,542
Total lease payments	$225,888
Less: imputed interest	$(35,557)
Total	$190,331

NOTE 7 - INCOME TAXES

Income taxes for the years ending December 31, 2023 and 2022 consists of the following:

	2023	2022
Current federal income tax	$-	$-
Current state income tax	$5,486	$830
Deferred income tax	$-	$-
Income tax expenses (benefit)	5,486	830

	2023		2022
Deferred tax assets (liabilities):
Loss carryforwards		$303,926	$119,481
Property and equipment	$		$-
Other	$		$-
Valuation allowance		$(303,926)	$(119,481)
Deferred tax assets (liabilities)		$-	$-

See Report of Independent Registered Public Accounting Firm

37

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 7 - INCOME TAXES (Continued)

	2023 Amount	2023 Rate	2022 Amount	2022 Rate
Provision for income tax reconciled to the tax computed at the Federal rate is as follows:

Tax expense at the Federal rate	$(303,926)	(21%)	$(119,481)	(15)%
Valuation allowance	$303,926	21%	$119,481	15%
Income tax expense	$-	0%	$-	0%

NOTE 8 – CONTENGENCIES

The real estate business is known as a litigious industry, especially in certain states like California where the Company conducts business. Buyers and sellers often bring claims against one another and usually attempt to involve the real estate agents and brokers in the claim or the suit seeking financial damages. In determining whether liabilities should be recorded for pending litigation claims, one must assess the allegations and the likelihood that we will successfully defend the claim. When the Company believes it is probable that it will not prevail in a particular matter, the Company will then record an estimate of the amount of liability based, in part, on advice of outside legal counsel. Currently, there are two outstanding claims. One claim is being arbitrated in San Diego, California, where a buyer desires for the sale to be rescinded and the seller to reclaim the home. The Company maintains a $1,000,000 errors and omission policy that covers the Company all the way back to June 9, 2009. In the event the Company incurs any financial liability from this claim, it will be covered under the errors and omissions policy up to $1,000,000, per occurrence. The second claim is in litigation and is not covered under the errors and omissions policy. The claim involves an associate of the Company who purchased a personal property in Utah in a for sale by owner (“FSBO”) transaction. The buyer and seller agreed to a second trust deed in the amount of $150,000. After the close of escrow, the Company received a complaint by the seller and was notified of the financing terms of the personal FSBO transaction. The seller claims the buyer (a Company associate) did not handle the transaction properly and initiated a litigation against the buyer and the Company seeking reimbursement for the $150,000. The Company was not a party to this personal FSBO transaction and has filed a motion with the court for dismissal from the case. The litigation is still in process.

Outside of the claims above, the Company is not involved in any proceedings, including product or service liability, general liability, workers' compensation liability, employment, or commercial and intellectual property litigation, which have arisen in the normal course of operations. The Company is insured for professional liability insurance, general liability, workers' compensation, employer's liability, property damage and other insurable risk required by law or contract, with retained liability or deductibles. The Company has recorded and maintains an estimated liability in the amount of management's estimate of the Company's aggregate exposure for such retained liabilities and deductibles. For such retained liabilities and deductibles, the Company determines its exposure based on probable loss estimations, which requires such losses to be both probable and the amount or range of probable loss to be estimable. The Company believes it has made appropriate and adequate reserves and accruals for its current contingencies.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 7, 2024, the date on which the accompanying financial statements were available to be issued, and concluded that, no material subsequent events have occurred since December 31, 2023, that require recognition or disclosure in the financial statements.

See Report of Independent Registered Public Accounting Firm

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ITEM 8 EXHIBITS

Item No.	Description

2.1(1)	Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.

2.2(1)	Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.3(1)	Certificate of Merger filed in State of Delaware effective July 31, 2021

2.5(1)	Merger Agreement by and between Andrew Arroyo Real Estate, Inc., a California corporation and Andrew Arroyo Real Estate Inc., a Delaware corporation dated July 28, 2021

4.1(1)	Form of Subscription Agreement for the Offering

10.1(1)	Escrow Agreement for the Offering

(1) Incorporated by reference from Issuer’s Offering Statement on Form 1-A filed with the Commission on September 15, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-K to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on October 7, 2024.

Andrew Arroyo Real Estate Inc.

Dated: October 7, 2024		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: October 7, 2024		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: October 7, 2024		/s/ Clark Anctil
	By:	Clark Anctil
	Its:	Treasurer (Principal Financial Officer) and Financial Director

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